Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(In thousands, except for ratio)	Six Months Ended June 30		Year ended December 31
	2010	2009	2009	2008	2007	2006	2005

Computation of earnings
Pretax income (a)	$45,831	$34,567	$44,033	$42,530	$72,642	$46,279	$36,991
Add:
Interest expense on indebtedness	9,298	10,851	20,688	31,239	19,048	16,299	12,079
Amortization of debt issue costs	1,097	781	1,866	1,215	82	122	219
Interest portion of rent expense (b)	4,541	5,178	9,976	9,657	8,636	7,528	6,819
Distributed income of equity investees	5,833	369	2,358	23,308	8,281	3,850	1,866

Earnings	$66,600	$51,746	$78,921	$107,949	$108,689	$74,078	$57,974

Computation of fixed charges
Interest expense on indebtedness	$9,298	$10,851	$20,688	$31,239	$19,048	$16,299	$12,079
Amortization of debt issue costs	$1,097	$781	$1,866	$1,215	$82	$122	$219
Interest portion of rent expense (b)	4,541	5,178	9,976	9,657	8,636	7,528	6,819

fixed charges	$14,936	$16,810	$32,530	$42,111	$27,766	$23,949	$19,117

Ratio of earnings to fixed charges	4.46	3.08	2.43	2.56	3.91	3.09	3.03

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.

(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.